____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Sells up to 34 Additional E-Jets to Air France/KLM Group

São José dos Campos, Brazil, March 30th, 2015 – Embraer announced today a firm order for 15 E175s and two E190s from KLM Cityhopper, KLM’s regional subsidiary. The contract for the 17 E-Jets also includes an option for 17 additional E-Jets for KLM Cityhopper or Air France regional subsidiary HOP! The firm order, which will be included in Embraer’s 2015 first-quarter backlog, has an estimated value of USD 764 million based on Embraer’s current list prices. The transaction is valued at USD 1.5 billion, if all options are exercised.

Both the E190s and the E175s will be configured in single-class layouts. They will join the 28 E190s already flying with KLM Cityhopper to replace the remaining 19 Fokker F70s that the carrier is phasing out.

“KLM Cityhopper’s decision to acquire more E-Jets is a tremendous endorsement and confirmation that the E-Jets are the most efficient, comfortable and the lowest operating cost aircraft in the segment from 80 to 110 passengers,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation.

The delivery of the first E190 is scheduled to occur by year-end. The first E175 will join KLM Cityhopper’s fleet in the first semester of 2016. The Air France/KLM group started the process of replacing the Fokker 100 for E-Jets in Regional/Air France and KLM Cityhopper in 2008, in order to enhance the existing network and to permit the development of new routes. When the last aircraft from this order is delivered, Air France/KLM group will have 71 E-Jets, the largest E-Jet fleet in Europe.

“Purchasing these seventeen Embraers and taking out an option to order an additional seventeen in the future, represents a giant stride for KLM in terms of fleet renewal. KLM continues to invest in its fleet and product in order to offer passengers the best, as well as reaffirming KLM and KLM Cityhopper’s commitment to our customers,” said KLM President & CEO Pieter Elbers.

“This strategic decision ties in with KLM Cityhopper’s policy of ongoing innovation. The new fleet will contribute even more towards optimal operations, serving the seven million passengers who fly with KLM Cityhopper each year,” said Managing Director KLM Cityhopper Boet Kreiken. KLM Cityhopper was recently awarded by the Air Transport News magazine as Regional Airline of the Year 2015.

The E175s feature a new wingtip that, among other technical enhancements, improves aerodynamic performance. Fuel consumption on a typical flight is 6.4% lower than the original E175.  The reduction makes the operating economics of today’s E175s comparable to large-capacity turboprops and presents new opportunities for the E175.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Since entering revenue service in 2004, Embraer has received more than 1,560 orders for its family of E-Jets. The aircraft have been added to the fleets of 65 customers in 45 countries. More than 1,100 E-Jets have been delivered. The versatile 70 to 130-seat family is flying with low-cost airlines and with regional and mainline carriers.

About KLM Cityhopper

KLM Cityhopper operates around 300 flights a day for KLM. These flights all serve cities within Europe, 54 of which are essentially business destinations. Each day, around 18,000 passengers choose to fly with KLM Cityhopper. KLM Cityhopper was recently rated Regional Airline of the Year 2015 by an international panel of professional judges.

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer